Absolute Shares Trust
c/o Millington Securities, Inc.
331 Newman Springs Rd Suite 143
Red Bank, New Jersey 07701

February 10, 2026

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Absolute Shares Trust (the “Trust”)
File Nos. 333-192733 and 811-22917

Dear Ms. DiAngelo Fettig:

This correspondence is in response to comments the Trust received from the staff of the Commission (the “Staff”) with respect to recent Form N-CSR, Form N-1A and Form N-CEN filings for the series of the Trust and the fiscal year end June 30, 2025, as set forth in the table below (collectively, the “Funds”):

WBI BullBear Value 3000 ETF (WBIF)
WBI BullBear Yield 3000 ETF (WBIG)
WBI BullBear Quality 3000 ETF (WBIL)
WBI Power Factor® High Dividend ETF (WBIY)

For your convenience, Staff comments have been reproduced with the Trust’s response following each comment.

Comment 1.Please confirm that the representations reflected in the responses to Comments 1, 2, and 15 from the Trust’s correspondence dated January 5, 2026 (the “Prior Letter”), have been undertaken.

Response:    The Trust confirms that the representations made in the responses to Comments 1, 2, and 15 have been undertaken.

Comment 2.The Staff issued the following Comment 6 reflected in the Prior Letter: “The Financial Statements state that certain Funds disclose return of capital distributions. Please explain why the return of capital distributions were not disclosed in the financial highlights as required by Item 13 of Form N-1A.”

The Staff notes that previous SOX responses indicated that return of capital distributions would be reflected in the Financial Highlights. Please confirm whether return of capital distributions will be disclosed separately in the Financial Highlights and confirm supplementally what per share impact would have been if such distributions had been disclosed in the Financial Highlights.

Response:    Capital distributions will be disclosed separately in the Financial Highlights going forward. The Annual Report for fiscal year end June 30, 2025 should have disclosed the below amounts on a per share basis of Return of Capital:

WBI BullBear Value 3000 ETF: 0.01
WBI BullBear Yield 3000 ETF: 0.02
WBI BullBear Quality 3000 ETF: 0.0
WBI Power Factor High Dividend ETF: 0.0

Comment 3.Comment 7 in the Prior Letter included an error with respect to the ASC reference. Please reproduce the comment and response with the correct reference.

Response:    The requested item follows:

    Comment: On Page 19 of the N-CSR, Footnote A indicates certain investments were fair-valued with NAV as the practical expedient. The disclosures required by ASC 820-10-50-6A when fair valuing with NAV as the practical expedient were not included. Please confirm that these disclosures will be included in future filings.

Response: The Trust confirms that the required disclosures will be included in future filings.

Comment 4.The Trust’s response to Comment 8 in the Prior Letter included the following statement: “The Funds . . . did not have available funds to recoup early in the year.” Please expand on this statement.

Response:     As disclosed in the Funds’ Expense Limitation Agreements included in the Statement of Additional Information, the Sub‑Advisor may recoup previously waived fees or reimbursed expenses only for three years from the fiscal year in which such amounts were waived or reimbursed and only to the extent that such recoupment does not cause a Fund’s operating expenses to exceed the then‑applicable expense cap in place either at the time of recoupment or at the time such fees were waived or expenses were reimbursed. Because the Funds’ expense ratios did not fall below the applicable expense caps in effect at the time the fees were waived, those amounts were not eligible for recoupment. Following the adoption of higher expense caps, the Funds did recoup expenses during the period; however, the amounts waived under the revised expense caps were not sufficient to permit recoupment up to the higher limits.

Comment 5.The Trust’s response to Comment 9 in the Prior Letter states: “The Trust notes that the Funds have two expense caps with expenses recapturable. The difference between what is shown on the financial statements and the footnote is due to the old expense cap expiring, and recoupments throughout the year.”

Note 5 reflects only one expense cap. Please supplementally explain the two expense caps and the reason for the difference between Note 5 and the response. Additionally, please disclose supplementally the dollar amount of the “recoupments throughout the year.” Finally, in future filings, please disclose the dollar amount of expenses recaptured.

Response: During fiscal year 2023, and in consultation with the Funds’ independent registered public accounting firm, the Trust recorded a manual adjustment to expense reimbursements in the 2023 financial statements, which the Trust believes was related to the application of the contractual expense limitation arrangements in effect during the period. The same audit team audited the Trust for fiscal years 2023, 2024, and 2025 and reviewed and confirmed the expense recoupment tables in each year. The single manual adjustment recorded in 2023 was not reflected in the 2025 recoupment table; however, Note 5 continued to reflect both applicable expense caps. The dollar amount of expenses recouped during the period was $5,970.38, and the Trust confirms that future filings will disclose the dollar amount of expenses recaptured in the notes to the financial statements.

Comment 6.In its response to Comment 10 in the Prior Letter, the Trust indicated that the statement in the relevant footnote is true. The Staff has re-reviewed the disclosure and past N-CSRs and believes that the statement is untrue; therefore, the Staff is reissuing this comment, which is as follows:

On page 24 of the N-CSR, there is a chart at the top of the page with footnote (a) that reads: “The collateral amounts may exceed the related net amounts of financial assets and liabilities presented in the statement of assets and liabilities, If this is the case, the total amount reported is limited to the net amounts of financial assets and liabilities with that counterparty.” Please confirm (1) that this statement is true and (2) that the footnote is appropriately tagged to this chart.

Response:    The Trust will remove this footnote in future filings.

Comment 7.In its response to Comment 18 in the Prior Letter, the Trust indicated that there were expense recoupments during the period. ADI 2019-09 sets forth that since recoupments are expenses to the fund, they should be reflected in the fee table as a separate line item or in Other Expenses and reflected in gross expenses. Please revise as needed. Also, please provide the basis point effect of expenses recouped throughout the year.

Response:    The Trust acknowledges the Staff’s comment and confirms that expense recoupments represent expenses to the Funds. Consistent with ADI 2019‑09, the Trust will revise the fee table in future filings to reflect expense recoupments in gross expenses, either as a separate line item or within Other Expenses. The basis points based on average net assets is as follows:

WBI BullBear Value 3000 ETF: 0.00
WBI BullBear Yield 3000 ETF: 0.80
WBI BullBear Qaulity 3000 ETF: 0.16
Power Factor High Dividend ETF: 0.37

* * *

If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,

/s/ Amber C. Kopp

Amber C. Kopp
For U.S. Bank Global Fund Services

cc: Peter Shea, Esq.
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